July 20, 2015

Re:	First Data Corporation
Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of First Data Corporation, a Delaware corporation, we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-1 relating to First Data Corporation’s proposed offering of its Class A common stock.

The filing fee in the amount of $11,620 has been deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at U.S. Bank in St. Louis, Missouri on July 16, 2015, as required by Rule 111 of the Securities Act.

Please do not hesitate to contact me at (212) 455-2812 with any questions you may have regarding this filing. Please send any correspondence to Adam Rosman, Executive Vice President, General Counsel and Secretary of First Data Corporation (adam.rosman@firstdata.com) and me (rfenyes@stblaw.com).

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes